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                       SECURITIES AND EXCHANGE COMMISSION
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                              Washington, DC 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                CYBERSENTRY, INC.
             (Exact name of Registrant as specified in its charter)

               Delaware                                      22-3626108
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(State or Jurisdiction of Incorporation)                    (IRS Employer
                                                         Identification No.)

412 East Madison Street, Suite 1200                           33602
Tampa, Florida                                              ----------
(Address of principal executive offices)                    (Zip Code)

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
If this form relates to the                           If this form relates to the
registration of a class of securities                 registration of a class of securities
pursuant to Section 12(b) of the Exchange             pursuant to Section 12(g) of the Exchange
Act and is effective pursuant to                      Act and is effective pursuant to
General Instruction A(c), please                      General Instruction A(d), please
check the following box. /X/                          check the following box /   /
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                         Name of Each Exchange on which
to be so Registered                         Each Class is to be Registered
-------------------                         ------------------------------

Common Shares, $.001 par value              American Stock Exchange, LLC


Securities to registered pursuant to Section 12 (g) of the Act:

None

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Item 1.  Description of Registrant's Securities to be Registered.

         Our authorized capital stock consists of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date hereof, there were issued and outstanding 28,363,611 shares of common stock. Any shares of Class A preferred stock and Class B preferred stock that we convert, redeem, purchase or otherwise acquire in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the applicable law. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of another series of preferred stock.

         Our Board of Directors has authorized, and our stockholders have approved, an Amendment to our Certificate of Incorporation increasing our authorized shares of common stock from 30,000,000 to 50,000,000.


Redemption and Conversion Rights

         We intend to establish a mandatory redemption pool for the outstanding Class A preferred stock at $.05 per share on each March 1 and September 1 of the years 2000, 2001, 2002, 2003 and 2004. The stockholder may choose to redeem the shares of Class A preferred stock on a pro rata basis, convert them to common stock (during the time period set forth below) or hold them. Stockholders who elect to redeem their preferred stock will receive cash on a pro rata basis.

         From and after March 25, 2001 up until March 24, 2004, each share of Class A preferred stock and Class B preferred stock may be converted, at the option of the holder, into shares of common stock on a one for five basis, subject to adjustment for dilution.

         Pursuant to the Second Amended Plan of Organization Plan, which we refer to as the Plan, we have the right to redeem the Class A preferred stock at $1.50 per share at any time prior to March 4, 2001.

         We have recently offered all our preferred stockholders to convert their preferred shares (both Class A and Class B) on a one-for-one basis into shares of common stock. We anticipate, but cannot assure you, that a significant majority of the preferred stockholders will elect to convert their shares.

Voting Rights

         The holders of common stock are entitled to one vote per share on all matters requiring stockholder action. Pursuant to the Supplement to Second Amended Disclosure Statement attached to the Plan (i) each share of Class A preferred stock entitles the holder to one vote per share on all matters requiring stockholder action (ii) the holders of Class A preferred stock and Class B preferred stock, voting together as a class, have the right to elect one member of our Board of Directors (iii) we are prohibited from issuing non-voting stock (iv) dividends we will declare to holders of Class A preferred stock and Class B preferred stock shall be equal to the dividends issued to holders of common stock and (v) we may not issue shares of Class A preferred stock and Class B preferred stock in excess of the number of shares of Class A preferred stock and Class B preferred stock which is required to be issued under the Plan without first obtaining the approval of a majority of the holders of Class A preferred stock and Class B preferred stock then outstanding.
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         The rights granted to holders of Class A preferred stock and Class B preferred stock pursuant to the Plan terminate automatically upon redemption or conversion of all of the Class A preferred stock and Class B preferred stock.

Dividends; Redemption; Conversion; Liquidation

         The holders of common stock have no preemptive or other rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of Class A preferred stock and Class B preferred stock have certain redemption rights, as described above. The holders of common stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for that purpose, subject to the imposition of restrictions by our regulators. The holders of Class A preferred stock and Class B Preferred stock have no dividend preference but are entitled to receive dividends in the same amount per share as the holders of common stock each time dividends are paid to the holders of common stock. Should we be liquidated, dissolved or wound up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities. The holders of Class A preferred stock and Class B preferred stock are entitled to a liquidation preference of $1.50 per share only.

Transfer Agent

         Our transfer agent is HSBC. The transfer agent's mailing address is 140 Broadway, 12th Floor, New York, NY 10005-1180, Attention: Corporate Trust Department.


Item 2.  Exhibits.

         1. Bylaws of the Registrant.*
         2. Restated Certificate of Incorporation of the Registrant and Amendments thereto.**
         3. Second Amended Plan of Organization.***
         4. Certificate of Amendment to the Certificate of Incorporation.****

         *  Incorporated by reference to Form 10-12 G filed on May 14, 1999,
            Exhibit 3.2
        ** Incorporated by reference to Form 10-12 G filed on May 14, 1999, Exhibits 3.1 and 4.3
       ***  Incorporated by reference to Form 10-12 G filed on May 14, 1999,
            Exhibit 2.1.1.
      ****  Filed herewith as Exhibit 4.4
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CyberSentry, Inc.
                                       (Registrant)


Dated: May 11, 2000                           By:/s/ Frank Kristan
                                                 -----------------
                                                 Chief Executive Officer